Exhibit 99.30

TELCO S.p.A.

Sede legale in Milano, Via Filodrammatici n. 3

Capitale sociale euro 2.185.531.062,03 versato

Numero di iscrizione presso il Registro delle Imprese di Milano,

Codice fiscale e Partita IVA 05277610969

Today the Board of Directors has acknowledged the resignation of Mr. Mario Martin, board member designated by Telefonica, and has appointed Mrs. Natalia Sainz Stuyck.

On even date the Board of Directors has approved nine months accounts as of January 31, 2012 with a period loss of Euro 1,001m, after impairment of Telecom Italia investment of Euro 901m. Following such impairment the carrying value of Telecom Italia investment stands at Euro 4,505m or Euro 1.50 per Telecom Italia ordinary share. The adjustment is aligned with the valuation carried out by a first standing international investment bank which issued a fairness opinion in this respect.

In addition, following discussions with shareholders and the banking system, the Board of Directors has approved the framework to refinance the bonds (€1.3bn has already been subscribed for by shareholders pro rata) and the bank debts (€2.1bn), both of which fall due between May and October. The framework, which is currently being finalized, would involve:

•                  a capital increase of Euro 600m and the issuance of a new bond of approx. Euro 1,750m, both of which would be subscribed pro-rata by Telco shareholders;

•                  a new banking facility in pool of approx. Euro 1,050m.

Milan, May 3 2012